                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November__________________, 2002____

Commission File Number 0-27322

                         Mountain Province Diamonds Inc.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F |X|   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ____ No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                         MOUNTAIN PROVINCE DIAMONDS INC.


Suite 212                                                Telephone 604-687-0122
525 Seymour Street
Vancouver, B.C. V6B 3H7                                 Facsimile  604-684-7208



November 29, 2002



B.C. Securities Commission                        Ontario Securities Commission
Suite 200, 865 Hornby Street                      Cadillac Fairview Tower
Vancouver, B.C.                                   Suite 1800
V6Z 2H4                                           P.O. Box 55
                                                  20 Queen St. West
                                                  Toronto, Ontario, M5H 3S8

Alberta Securities Commission
21st  Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sir/Madam:

RE:      MOUNTAIN PROVINCE DIAMONDS INC.
         (Formerly Mountain Province Mining Inc.)
         Mailing on November 29, 2002

The Company confirms that on the above date the interim financial statements, for the period ended September 30, 2002, were forwarded by prepaid first class mail to all the shareholders who are mentioned on the supplementary list maintained by the transfer agent of the Company.


Yours very truly,


"Pradeep Varshney"

Pradeep Varshney
Chief Financial Officer

                Interim Consolidated Financial Statements of



                MOUNTAIN PROVINCE DIAMONDS INC.
                (Formerly Mountain Province Mining Inc.)



                Three months and six months ended September 30, 2002 and 2001

                Unaudited

                Prepared by Management

                In Canadian Dollars

             INTERIM REPORT & MANAGEMENT'S DISCUSSION & ANALYSIS OF
                               FINANCIAL RESULTS

To Our Shareholders,

                                     SUMMARY
                                     -------

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK claims located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beers Canada Exploration Inc. ("De Beers Canada") formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to 60% interest in the AK claims by taking the property to commercial production.

De Beers Canada completed a major bulk sample of the 5034, Tuzo, Hearne and Tesla pipes on April 6th, 1999. The modeled grades and modeled revenues ($ per carat) for the 5034, Hearne and Tuzo pipes were reported in early 2000. De Beers used these values in a desktop study to evaluate the cost of a conventional open pit mine of the three pipes.

The desktop study showed that while the modeled rate of return for the mining of the three main diamond pipes, namely the 5034, Hearne and Tuzo, is below the rate of return needed to proceed to the next phase of work an increase in diamonds revenues of only approximately 15% is needed to advance the project to the feasibility stage. The quickest way to achieve this increase is to carry out additional bulk sampling of the two highest value pipes (the Hearne and 5034) in order to significantly increase the number of diamonds available for valuation purposes. A C$10 million bulk sample program started in March 2001 and was completed in May 2001. The modeled diamond values were reported on December 18th, 2002. The modeled values were down slightly from those reported for the 1999 bulk sample, but were consistent with or less than the drop in values in the rough diamond market. The 9.9 carat diamond recovered from the 5034 pipe is of high quality and top color and was valued at approximately US$60,000. As a result of the discovery of this diamond, De Beers decided to do more bulk sampling of the 5034 and Hearne pipes this past winter in order to recover more high quality, top color diamonds. Drilling started on February 13th, 2002 and was completed April 20th, 2002. The number and sizes of the diamonds recovered from the 5034 and Hearne pipes were reported on September 4 and November 6, respectively. Large diamonds were recovered and a significantly larger number of diamonds greater than half a carat were recovered this year compared to the bulk samples of 1999 and 2001.

                                   AK Project

The purpose of the 2001 bulk sample was to significantly increase the number of diamonds available for valuation purposes. The larger number of diamonds available will increase the confidence in and the accuracy of the revenue per carat (value per carat) modeling and will hopefully positively impact the overall revenue per carat estimate.

It was observed at the Diamond Trading Company (DTC) that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was needed in 2002. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. These high quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. These high quality diamonds offer upside potential to the values per carat. The occurrence of the very valuable 9.9 carat stone poses the possibility that these stones could occur regularly during production.

The 2002 bulk sample program of the 5034 and Hearne diamond pipes started on February 13, 2002 and ended April 20, 2002. A total of six large diameter holes were drilled into the 5034 pipe and five into the Hearne pipe. The same drill (24 inch diameter) and the same drill method (a "diamond friendly" flood reverse system) that was used in 2001 were used again this year. De Beers recovered a total of 1215 carats from 836 tonnes of kimberlite from the 5034 pipe.

The number of diamonds recovered from the 5034 pipe in three different size ranges (between 0.5 and 1 carat, greater than 1 carat, and greater than 2 carats) is shown in the table for all three bulk samples. In total, for the 2002 bulk sample, there are 70 diamonds weighing more than 1 carat, which include 21 greater than 2 carats, and 161 diamonds between half a carat and 1 carat. The number of diamonds recovered in all three size ranges this year is proportionately (to the total number of carats recovered) significantly greater than those diamonds recovered in 1999 and 2001. The diamonds recovered from the 5034 pipe in 2001 were all from the east lobe and in 1999 nearly half were from the east lobe. More specifically, when comparing the ratios of the number of diamonds in each of the three size ranges to the total number of carats recovered per lobe for the diamonds recovered in 2002 in the west and center lobes, with those diamonds recovered in the east lobe in 1999 and 2001, it can clearly be seen that the west and center lobes have a larger proportion of diamonds greater than half a carat than the east lobe.


------------------- --------------------- ---------- -------------------- ------------------ ------------------ -------------------
                                                                              Number of          Number of
                                                          Number of           diamonds           diamonds           Five largest
   Bulk Sample        Location in 5034                 diamonds greater     greater than 1      between 0.5           diamonds
      Year                (Lobe)            Carats       than 2 carats         carat*           and 1 carat          (carats)
------------------- --------------------- ---------- -------------------- ------------------ ------------------ -------------------
                                                                                                                  7.0, 6.6, 5.9,
       2002         west and center           1215            21                 70                 161              4.6, 4.6
------------------- --------------------- ---------- -------------------- ------------------ ------------------ -------------------
                                                                                                                  9.9, 4.5, 2.6,
       2001         east                      914             10                 34                 104              2.5, 2.4
------------------- --------------------- ---------- -------------------- ------------------ ------------------ -------------------
                    half east, west and                                                                         10.0, 4.90, 4.85,
       1999         center                    1005            10                 42                 113              3.9, 3.8
------------------- --------------------- ---------- -------------------- ------------------ ------------------ -------------------


* Includes those diamonds over 2 carats

De Beers recovered a total of 1174 carats from 665.5 tonnes of kimberlite from the Hearne pipe. The number of diamonds recovered in three different size ranges (between 0.5 and 1 carat, greater than 1 carat and greater than 2 carats), are shown in the table for all three bulk samples. In total, for the 2002 bulk sample, there are 50 diamonds weighing more than 1 carat, which include 13 greater than 2 carats, and 157 diamonds between half a carat and 1 carat. The total number of diamonds greater than half a carat recovered this year (207) is proportionately (to the total number of carats recovered each year) greater than those size diamonds recovered in the 1999 and 2001 bulk samples. Specifically, there are 31 percent more diamonds greater than half a carat as recovered in the 2001 bulk sample and 15 percent more than recovered in the 1999 bulk sample. The largest diamond recovered between both the 1999 and 2001 bulk samples weighed
3.4 carats. In this years bulk sample there are three diamonds weighing more than 3.4 carats with the largest weighing 8.7 carats. This shows that, like in the 5034 pipe, larger diamonds are present in the Hearne pipe.


-------------------- ----------------- ------------------ ------------------ ------------------ ------------------
                                          Number of          Number of           Number of
                                           diamonds          diamonds            diamonds          Five largest
  Bulk Sample                            greater than      greater than         between 0.5          diamonds
      Year                Carats           2 carats          1 carat*           and 1 carat           (carats)
-------------------- ----------------- ------------------ ------------------ ------------------ ------------------
       2002                1174               13                 50                 157          8.7, 6.4, 4.9,
                                                                                                    3.4, 3.2
-------------------- ----------------- ------------------ ------------------ ------------------ ------------------
       2001                751                 6                 27                 74           3.4, 3.2, 2.5,
                                                                                                    2.2, 2.2
-------------------- ----------------- ------------------ ------------------ ------------------ ------------------
       1999                846                 9                 40                 90           3.4, 3.1, 2.9,
                                                                                                    2.7, 2.6
-------------------- ----------------- ------------------ ------------------ ------------------ ------------------


*Includes those diamonds over 2 carats

The number of diamonds available, especially the greater number of larger diamonds, for valuation has now increased and will lead to more confidence in the value per carat modeling. The diamonds will be sent to the Diamond Trading Company (DTC) in London, England for valuation. Those values will be used to model the values per carat in Johannesburg. After that, revenue per tonne modeling, taking into account both the updated grade information and the diamond values, will be performed. The modeled values per carat and modeled revenues per tonne values for the 5034 and Hearne pipes are expected in early 2003.

The Company is very pleased with the results. The increase in the number of larger diamonds recovered as compared to 1999 and 2001 will hopefully positively impact the size-frequency curves and thus the modeled values.

                                   Exploration

The management committee consisting of representatives from the Company and De Beers that was formed after the release of the desktop study in August 2000, decided upon a strategy with two main components to advance the project. The first component was bulk sampling of the two main pipes to recover additional diamonds. The second component was an aggressive exploration program aimed at adding to the existing resource. Any additional kimberlite discoveries would change the economics of the project and, if of sufficient value, positively impact the modeled rate of return.

Exploration is concentrated in two areas; at MZ Lake, which is approximately 20 km northwest of Kennady Lake and at Faraday-Kelvin area, which is approximately 10 km northeast of Kennady Lake.

De Beers discovered several sills (shallow dipping kimberlite sheet-like bodies) of various lengths, widths and thicknesses north of MZ Lake during the 2001 spring exploration. In the Spring 2002 exploration program, De Beers decided to concentrate on the sill associated with drill hole MPV-01-073 (called sill-73) because it had the most microdiamonds per kg of all the sills discovered so far and because it has the potential of being one of the largest sills. A total of 10 follow-up holes were drilled into sill-73 and the kimberlite sill was intersected in all of them. The recovered kimberlite was sent to Kimberley for mircrodiamond recovery.

The Faraday body was discovered in 1999 and the Kelvin body (three km south of Faraday) in 2000. A small sample (40 kg) of kimberlite from the Faraday body returned 84 microdiamonds thus indicating the body to be highly diamondiferous. A sample of kimberlite from the Kelvin body was sent to Kimberley for microdiamond recovery. The results of the acid dissolution of the kimberlite and microdiamond recovery for both the kimberlite from the MZ Lake sill and from the Kelvin body should be out before the end of the year.

                                Warrants Exercise

De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), exercised their full allocation of 983,666 share purchase warrants at $0.80 for a total proceeds of $786,932.80 on September 14, 2002.

De Beers now owns 3,160,643 shares or approximately 6.4% of the outstanding shares of the company.

In addition, two other warrant holders exercised their full allocation of 755,066 share purchase warrants at $605,052.80 on October 24, 2002. One of the warrant holders is Bottin International Investments Ltd., the largest shareholder of the company.

Also, one warrant holder exercised its full allocation of 431,034 share purchase warrants at $0.58, 200,000 on September 10, 2002 and 231,034 on November 12, 2002 for a total proceeds of $249,999.72.

                                Financial Results

The Company's loss for the six months ended September 30, 2002 totalled $563,225 or $0.012 per share compared to $869,380 or $0.019 per share for the six months ended September 30, 2001. The Company's loss for the three months ended September 30, 2002 was $283,434 or $0.006 per share compared to $418,220 or $0.009 per share. This 35% and 32% decrease in loss respectively was because of various cost constraints implemented by the Company.

At September 30, 2002, the Company had cash and cash equivalents of $1,073,134 compared to $585,879 on March 31, 2002. At September 30, 2002 the Company had a working capital position of $729,565 compared to $339,897 on March 31, 2002. The improvement in these positions is due to the previously mentioned exercise of warrants and the exercise of 65,000 options for a total proceeds of $51,000, net of normal operating costs.

During the six months ended September 30, 2002, the Company did not incur any expenditures on the exploration of the AK-CJ property. Since March 8, 2000 De Beers Canada has been bearing all expenditures for the AK-CJ project. During the six months ended September 30, 2002 the Company did not incur any expenditures on the exploration work of any other property.

                                     Outlook

The Company is likely to continue incurring annual losses until it may achieve production from the AK project. There is no assurance that the property will be placed into development or production. The desktop study discussed above showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in revenues of approximately 15% to achieve the agreed upon rate. A strategy to advance the project was decided upon at that time with the main component being the 2001 bulk sample to recover additional diamonds. Final results and modeled figures from the 2001 bulk sample were encouraging enough for De Beers Canada to commit to another bulk sample in winter of 2002. The bulk sample program was completed in April 2002. The management committee also decided to continue with the exploration of the sill complex at MZ Lake during the spring of 2002, as well do more evaluation work on the Tuzo pipe. The results of all programs should be available in the first quarter of 2003 at which time the management committee will decide how to proceed.

The risk factors have not changed from those described in the Company's Annual Report for the year ended March 31, 2002.

The funds available on September 30, 2002 and the subsequent exercise of options and warrants and options will provide the Company with sufficient funds until late 2004.


"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President
November 20, 2002


This report may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this report as a result of numerous factors, some of which are outside of the control of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Consolidated Balance Sheets


---------------------------------------------------------------------------------------------------
                                                                   September 30,         March 31,
                                                                       2002                2002
---------------------------------------------------------------------------------------------------
                                                                    (unaudited)          (audited)
Assets

Current assets:
     Cash and cash equivalents                                     $  1,073,134        $    585,879
     Accounts receivable                                                 16,116              38,679
     Marketable securities                                               32,392              32,392
     Advances and prepaid expenses                                       16,089               7,192
---------------------------------------------------------------------------------------------------
     Total current assets                                             1,137,731             664,142

Assets held for sale                                                    100,000             100,000

Mineral properties                                                    1,628,822           1,628,822

Deferred exploration                                                 31,492,926          31,492,926

Capital assets                                                           62,314              61,274

---------------------------------------------------------------------------------------------------

Total assets                                                       $ 34,421,793        $ 33,947,164
---------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                      $    283,422        $    213,209
     Due to related parties                                             118,864              99,036
     Taxes payable                                                        5,880              12,000
---------------------------------------------------------------------------------------------------
     Total current liabilities                                          408,166             324,245

Shareholders' equity:
     Share capital (note 3)                                          54,424,379          53,470,446
     Deficit                                                        (20,410,752)        (19,847,527)
---------------------------------------------------------------------------------------------------
     Total shareholders' equity                                      34,013,627          33,622,919
---------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                         $ 34,421,793        $ 33,947,164
---------------------------------------------------------------------------------------------------

Subsequent events (note 5)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

"Paul Shatzko"   Director                       "Jan W. Vandersande"   Director

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Operations and Deficit

(Unaudited-Prepared by Management)


-------------------------------------------------------------------------------------------------------------------
                                                         Three months ended                  Six months ended
                                                            September 30,                     September 30,
                                                       2002               2001            2002             2001
-------------------------------------------------------------------------------------------------------------------
Revenue:
     Interest                                      $        534     $      5,442     $      2,524     $     10,143

Expenses:
     Amortization                                         3,983            4,951            7,966            9,709
     Capital taxes                                            -          (15,600)               -          (15,600)
     Interest and bank charges                              404              857            1,214            1,334
     General and administration                         262,986          430,454          521,032          877,080
     Property evaluation & maintenance                   14,514                -           33,456                -
------------------------------------------------------------------------------------------------------------------
                                                        281,887          420,662          563,668          872,523
------------------------------------------------------------------------------------------------------------------

Loss before income taxes                               (281,353)        (415,220)        (561,144)        (862,380)

Income tax expense                                        2,081            3,000            2,081            7,000
------------------------------------------------------------------------------------------------------------------

Loss for the period                                    (283,434)        (418,220)        (563,225)        (869,380)

Deficit, beginning of period                        (20,127,318)     (18,842,806)     (19,847,527)     (18,391,646)
------------------------------------------------------------------------------------------------------------------

Deficit, end of period                             $(20,410,752)    $(19,261,026)    $(20,410,752)    $(19,261,026)
------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share (note 4)          $     (0.006)    $     (0.009)    $     (0.012)    $     (0.019)

Weighted average number of
    shares outstanding                               48,125,295       46,230,492       47,997,054       46,198,032

------------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Cash Flows

(Unaudited-Prepared by Management)


-------------------------------------------------------------------------------------------------------------------
                                                               Three months ended            Six months ended
                                                                  September 30,               September 30,
                                                               2002          2001          2002             2001
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Cash flows provided by (used in) operating activities:
     Loss for the period                                  $  (283,434)   $  (418,220)   $  (563,225)   $  (869,380)
     Items not involving cash:
         Amortization                                           3,983          4,951          7,966          9,709
     Changes in non-cash operating working capital:
       Accounts receivable                                     12,760           (710)        22,563          8,786
       Advances and prepaid expenses                           (7,544)        (3,597)        (8,897)        34,646
       Accounts payable and accrued liabilities                93,073         63,222         70,213         33,816
       Due to related parties                                  27,794          5,427         19,828          5,427
       Taxes payable                                           (6,120)         3,000         (6,120)         6,993
------------------------------------------------------------------------------------------------------------------
     Cash flows used in operating activities                 (159,488)      (345,927)      (457,672)      (770,003)

Cash flows provided by (used in) investing activities:
     Deferred exploration costs                                     -              -              -        (53,077)
     Purchase of capital assets                                     -         (1,261)        (9,006)        (3,774)
------------------------------------------------------------------------------------------------------------------
     Cash flows used in investing activities                        -         (1,261)        (9,006)       (56,851)

Cash flows provided by financing activities:
     Shares issued for cash, net of commission                953,933              -        953,933         18,000
------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                         794,445       (347,188)       487,255       (808,854)

Cash and cash equivalents, beginning of period                278,689        620,527        585,879      1,082,193
------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                  $ 1,073,134    $   273,339    $ 1,073,134    $   273,339
------------------------------------------------------------------------------------------------------------------

Non-cash transactions:
         Acquisiiton of Rabbit Tracks, Manitoba
           property for issuance of 50,000 shares                   -              -              -    $    29,000

------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Deferred Exploration

(Unaudited - Prepared by Management)


-------------------------------------------------------------------------------------------------------------------
                                                             Three months ended              Six months ended
                                                                September 30,                  September 30,
                                                            2002             2001          2002           2001
-------------------------------------------------------------------------------------------------------------------
Exploration
   Airborne & geophysical survey                                  -               -               -     $    28,764
   Consulting & other professional services                       -               -               -           3,776
   Linecutting                                                    -               -               -          12,000
   Sampling & processing                                          -               -               -               -
   Travel, transportation & supplies                              -               -               -           8,537
-------------------------------------------------------------------------------------------------------------------
Deferred Exploration for the period                               -               -               -          53,077

Deferred Exploration beginning of period                 31,492,926      31,501,547      31,492,926      31,448,470
-------------------------------------------------------------------------------------------------------------------

Deferred Exploration, end of period                     $31,492,926     $31,501,547     $31,492,926     $31,501,547

-------------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Notes to Interim Consolidated Financial Statements

Three months ended September 30, 2002 and 2001
Six months ended September 30, 2002 and 2001

(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

1    Significant Accounting Policies:


     These interim consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended March 31, 2002 except as described below in Note 2.

2    Stock-based compensation:

     Effective April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock based payments. The new recommendations are applied prospectively. As the Company did not grant any options during the three and six month periods ended September 30, 2002, the adoption of the new standard had no effect on the interim financial statements.

     The Company will account for all stock based payments to non-employees, and employee awards that are direct award of stock, granted on or after April 1, 2002, using the fair value method. No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company will disclose the pro forma effect of accounting for these awards under the fair value based method.

     Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Notes to Interim Consolidated Financial Statements

Three months ended September 30, 2002 and 2001
Six months ended September 30, 2002 and 2001

(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------

3    Share Capital:

(a) Issued and fully paid:

                                          Number of shares                Amount
                                          ----------------                ------
Balance, March 31, 2002                         63,883,100             $ 70,286,927
Issued for cash pursuant to:
         Exercise of stock options                  65,000                   51,000
         Exercise of warrants                    1,183,666                  902,933
                                              ------------             ------------
                                                65,131,766               71,240,860
Less shares owned by subsidiary                (16,015,696)             (16,816,481)
                                              ------------             ------------
Balance, September 30, 2002                     49,116,070             $ 54,424,379
                                              ============             ============


     (b) Stock options and share purchase warrants

         During the six months ended September 30, 2002, the Company granted no options to purchase common shares. During this period options to purchase 1,081,000 shares expired unexercised.

         On September 30, 2002 the Company had 2,515,000 stock options outstanding and had the following share purchase warrants outstanding:

         (i) To purchase 880,066 shares at a price of $0.80 per share until October 24, 2002

         (ii) To purchase 1,436,912 shares at a price of $0.58 per share until December 6, 2004

4        Loss per share:

         Loss per share has been calculated based on the weighted average number of shares outstanding during the periods, net of shares owned by a subsidiary.

5        Subsequent events:

     (a) On October 21, 2002, the Company granted options to its directors to purchase 125,000 common shares at an exercise price of $1.36 per share. The expiry date of these options is October 21, 2007.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Notes to Interim Consolidated Financial Statements

Three months ended September 30, 2002 and 2001
Six months ended September 30, 2002 and 2001

(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------

5   Subsequent events (Continued):

    (b) On October 10, 2002 the Company entered into an agreement with Vision Gate Ventures Limited ("Vision") regarding the Haveri Gold Property, Finland ("Property"), held by the Company's wholly owned subsidiary Mountain Glen Mining Inc. Under the terms of the agreement Vision has the option to earn up to an undivided 70% interest in the Property. In order to exercise the option and earn the 70% interest in the Property, Vision must:

         i. incur expenditures on or in respect of the Property of not less than $50,000 by October 10, 2003.

         ii. incur expenditures on or in respect of the Property of not less than an additional $600,000 by October 10, 2004 in order to earn a 51% undivided interest in the Property. iii. incur expenditures on or in respect of the Property of not less than an additional $1,000,000 by October 10, 2005 in order to earn a further 19% undivided interest in the Property.

     (c) Subsequent to September 30, 2002, warrants to purchase 986,100 common shares and options to purchase 170,000 common shares of the Company were exercised for proceeds to the Company of $739,053 and $152,600 respectively.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Mountain Province Diamonds Inc.
                                    (Registrant)

Date     December 2, 2002           By: /S/  "Pradeep Varshney"
     ----------------------             -----------------------------------
                                        (Print)  Name:   Pradeep Varshney
                                        Title:   Chief Financial Officer